UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 31, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Progress Report
on
Plan to Revitalize
Management

(Summary)

UFJ Holdings, Inc.

(UFJ Bank Limited)

(UFJ Trust Bank Limited)

July 2002

Contents

Overview of Operations **P.1**

1. Summary of Financial Results for the Fiscal Year Ended March 31, 2002 P.1
2. State of Implementation of Plan to Revitalize Management P.5
   (1) Progress in rationalization
   (2) Progress in Problem Loan Disposal
   (3) Dividend Policy
   (4) Measures to recover shortfall in net income, more than 30% of projection

Supplementary Data **P.13**

1. Summary of Financial Results for the fiscal year ended March 31, 2002.

The three banks (The Sanwa Bank, Limited, The Tokai Bank, Limited, and The Toyo Trust and Banking Company, Limited) integrated their business by establishing a holding company (UFJ Holdings, Inc.) in April 2001. The summary of the financial results for fiscal year ended March 31, 2002 of newly formed the UFJ Group is as follows.

< Banking Subsidiaries Combined>

The gross operating profit was Yen 1,362.9 billion, an increase of Yen 86.3 billion from the previous fiscal year and exceeded the Plan to Revitalize Management (the "Plan") by Yen 13.9 billion, mainly because of the increase in net interest income.
Regarding general and administrative expenses, while non-personnel expenses increased Yen 13.9 billion due to IT related investments, personnel expenses decreased Yen 17.7 billion mainly through the reduction of payrolls. The result was a Yen 2.3 billion decrease from the previous fiscal year and a Yen 21.2 billion decrease from the Plan in total expenses.
As a result, the business profit before net transfer to the general reserve was Yen 710.0 billion, an increase of Yen 88.7 billion and Yen 35.0 billion, compared with the previous fiscal year and the Plan respectively. The business profit after net transfer to the general reserve was Yen 603.0 billion, as a result of the net transfer of Yen 107.0 billion to general reserve.

The gains and losses on stocks and other equity securities decreased by Yen 532.4 billion from the previous fiscal year, mainly because of the Yen 418.4 billion increase in revaluation losses.
Regarding credit costs, Yen 1,782.6 billion and Yen 44.2 billion were recorded under the banking account and trust accounts respectively, mainly because of the provision and the final disposal of problem loans resulting from the aggressive efforts to end problem loan issues through supporting revitalization plans of big troubled borrowers.
Ordinary loss of Yen 1,539.0 was recorded, a decline of Yen 1,272.0 billion and Yen 1,942.6 billion compared with the previous fiscal year and the Plan respectively.

Extraordinary gains and losses, mainly due to the retirement of asset caused by the merger of Sanwa Bank and Tokai Bank, decreased by Yen 19.9 billion on the previous fiscal year.
As a result, net loss of Yen 1,146.4 billion was posted, a decrease of Yen 926.3 billion from the previous fiscal year and a decrease of Yen 1,354.0 billion from the Plan.

Summary of Income Statement (Combined)

Billions of Yen

	FY ended Mar.2002	FY ended Mar.2001	Change
Gross Operating Profit	1,362.9	1,276.5	86.3
Net Interest Income	*935.2*	*879.8*	*55.4*
Trust Fees (before write-off)	*113.4*	*95.9*	*17.5*
Fees and Commissions	*165.0*	*169.9*	*(4.9)*
Trading Revenue	*49.7*	*13.4*	*36.2*
Other Operating Net Income	*99.4*	*117.4*	*(17.9)*
Less: General and Administrative Expenses	652.8	655.1	(2.3)
Personnel Expenses	*255.2*	*273.0*	*(17.7)*
Non-personnel Expenses	*360.6*	*346.6*	*13.9*
Tax Expenses	*36.9*	*35.4*	*1.4*
Business Profit Before Net Transfer to General Reserve	710.0	621.3	88.7
Less: Net Transfer to General Reserve	107.0	212.4	(105.3)
Business Profit (Gyomu Jun-eki)	603.0	408.9	194.0
Other Income and Expenses - Net	(2,142.1)	(676.0)	(1,466.0)
Gains & Losses on Stocks and Other Equity Securities	*(222.4)*	*310.0*	*(532.4)*
Credit Costs	*(1,782.6)*	*(891.2)*	*(891.3)*
Credit Costs (Trust Account)	*(44.2)*	*(39.8)*	*(4.4)*
Trust Account Loss Indemnified	*(7.6)*	*(55.6)*	*47.9*
Special Business Tax Imposed on Banks	*(19.6)*	*(11.6)*	*(7.9)*
Ordinary Profit (Keijo Rieki)	(1,539.0)	(267.0)	(1,272.0)
Extraordinary Gains and Losses	(26.7)	(6.8)	(19.9)
Gains & Losses on Sales of Premises and Equipment	*(39.3)*	*(37.8)*	*(1.5)*
Amortization of Net Retirement Benefits Obligation at Transition	*(34.9)*	*(34.9)*	-
Gains on Establishment of Retirement Benefit Trusts	*50.5*	*52.6*	*(2.1)*
Income Before Income Taxes	(1,565.8)	(273.8)	(1,291.9)
Less: Income Taxes (Current & Deferred)	419.4	53.7	365.6
Net Income (Loss)	(1,146.4)	(220.1)	(926.3)

<Consolidated>

On a consolidated basis, UFJ Holdings posted gross operating profit of Yen 1,647.5 billion. Ordinary loss was Yen 1,603.7 billion, mainly due to the losses from disposal of problem loans held by its banking subsidiaries. As a result, net loss was Yen 1,227.4 billion.

Summary of Income Statement (Consolidated)

Billions of Yen

	FY ended Mar.2002	6 months ended Sept.2001
Gross Operating Profit	1,647.5	936.2
Net Interest Income	*1,044.5*	*535.5*
Trust Fees (before write-off)	*113.2*	*62.6*
Fees and Commissions	*249.8*	*123.8*
Trading Revenue	*104.8*	*63.7*
Other Operating Net Income	*135.1*	*150.4*
Less: General and Administrative Expenses	855.2	421.8
Less: Net Transfer to General Reserve	120.8	7.5
Other Income and Expenses - Net	(2,275.1)	(583.2)
Gains & Losses on Stocks and Other Equity Securities	*(194.9)*	*(200.0)*
Credit Costs	*(1,910.2)*	*(323.5)*
Credit Costs (Trust Account)	*(44.2)*	*(30.5)*
Gains & Losses in Investment under Equity Method	*(15.4)*	*(7.5)*
Ordinary Profit (Keijo Rieki)	(1,603.7)	(76.4)
Extraordinary Gains and Losses	(34.6)	34.8
Income (Loss) Before Income Taxes & Minority Interests	(1,638.4)	(41.6)
Provision for Income Taxes	21.2	17.0
Deferred Income Taxes	(455.7)	5.1
Minority Interests in Net Income (Loss)	23.5	3.6
Net Income (Loss)	(1,227.4)	(67.4)

(Strategies)

The UFJ Group incurred Yen 2 trillion of credit related expense (combined for banking subsidiaries) for the fiscal year ended March 31, 2002, taking drastic measures for resolution of problem loans. At the same time, the UFJ Group has implemented various other strategies in order to ensure financial soundness.

Lines of Strategies for Ensuring Financial Soundness

- Maintenance of Adequate BIS Capital Ratio
  - Maintained over 11% of BIS Capital Ratio

    Measures: Strengthened capital base through capital raising in a strategic manner
    - Sold UFJ Holdings preferred stocks of Yen 80 billion held by Sanwa Bank (May 2001)
    - Issued subordinated notes of US$ 2 billion in overseas market (June 2001)
    - Issued preferred securities of Yen 218 billion (October & November 2001)

    : Aggressive reduction of risk weighted assets
    - Unwinding of cross shareholdings Yen 1,478.0 billion
    - Final disposal of problem loans Yen 538.9 billion (for the latter half FY)
- Disposal of Unrealized Losses
  - Improved financial soundness of UFJ Bank through disposal of unrealized losses and others upon the merger of Sanwa Bank and Tokai Bank

    Measure: Disposed Tokai Bank's unrealized losses on securities, lands, etc., and compensated impaired capital of Tokai Bank, utilizing merger gains
    - Disposal of unrealized losses

      Securities : Yen 145.2 billion

      Lands : Yen 53.7 billion

      Foreign exchange losses on capital contribution to foreign subsidiaries : Yen 18.1 billion
    - Compensation of impaired capital : Yen 681.0 billion
- Draw Down of Statutory Reserve
  - Utilized statutory reserve to support bold steps to deal with problem loans while preserving retained earnings, and to preserve flexible options on financial strategies in the future

    Measures: Draw down of statutory reserve at UFJ Holdings
    - Shifted Yen 1 trillion from statutory reserve to retained earnings, aiming to utilize "treasury stocks" and to implement a "comprehensive financial strategy"

    : Draw down of statutory reserve at UFJ Bank
    - Shifted Yen 629.6 billion from statutory reserve to retained earnings, aiming to take "bold actions to dispose problem loans" and to enable "strategic capital raising to keep adequate capital base"

The UFJ Group has reserved adequate level of retained earnings through these measures. The UFJ Group expects to preserve enough retained earnings to repay Yen 1.4 trillion of public funds (preferred securities) by March 2007, as originally scheduled.

BIS capital ratio at the end of March 2002 was over 11%. The UFJ Group will maintain adequate level of this ratio through capital raising and reduction of risk weighted assets.

<For Reference –Retained Earnings>

March 2001(actual)	Yen 229.2 billion	(combined for banking subsidiaries)
March 2002(planned)	Yen 407.6 billion-	(combined for UFJ Holdings and banking subsidiaries)
March 2002(actual)	Yen 24.7 billion-	(combined for UFJ Holdings and banking subsidiaries)

* March 2002(actual) figure is to be Yen 1,469.7 billion, including Yen 1,000 billion of other capital surplus of UFJ Holdings and Yen 445.0 billion of other capital surplus of UFJ Bank

2. State of implementation of Plan to Revitalize Management

(1) Progress in rationalization

In April 2001, the UFJ Group adopted the "additional restructuring plan," based on the restructuring plan stated in the "Plan to Revitalize Management" announced in December 2000, aiming to enhance cost competitiveness and realize integration effects as quickly as possible.
Since then, in accordance with the "additional restructuring plan," the Group has implemented various measures to achieve and even increase the projected integration effects.

1. Headcount
As of March 31, 2002, the number of directors and statutory auditors was 29, reduced by 7 (3 more than projected) from March 31, 2001. The number of employees became 24,205, reduced by 1,894 (695 more than projected) from March 31, 2001.

2. Branches and overseas subsidiaries
The UFJ Group has aggressively enhanced its operational efficiency through consolidation of duplicated branches.
Regarding the reduction of domestic branches, the Group achieved its restructuring plan. The number of domestic branches as of March 31, 2002 was 517, decreased by 14 from March 31, 2001. In addition, the Group is planning to reduce additional 108 branches by March 31, 2003, 6 months acceleration compared with the "additional restructuring plan."
The number of overseas branches as of March 31, 2002 was 19, decreased by 10 from the previous year. Through accelerating the consolidation process, the number of overseas subsidiaries as of March 31, 2002 was 17, decreased by 6.

3. Personnel expenses
The Group has reduced its personnel expenses through decreasing headcount in accordance with the "additional restructuring plan," reducing bonuses, and still freezing annual increase of salaries. As a result, the personnel expenses for the fiscal year ended March 31, 2002 was Yen 255.2 billion, down by Yen 17.7 billion from the previous fiscal year. In addition, the Group has reduced the amount of salaries and bonuses, as well as the average monthly salaries, more than projected.

4. Remuneration and bonuses for directors and statutory auditors
The Group has reduced the amount of remuneration and bonuses for directors and statutory auditors as well as average retirement allowance for directors and statutory auditors, more than projected.

5. Non-personnel expenses
The non-personnel expenses for the fiscal year ended March 31, 2002 were Yen 360.6 billion, decreased by Yen 21.4 billion more than projected. It is because the Group implemented various measures to enhance its efficiency, although system related expenses increased due to aggressive IT investments.

(2) Results of Problem Loan Disposal

The UFJ Group places resolving problem loans issues at the top of priorities for management. Credit related expenses of Yen 2 trillion were incurred for the fiscal year ending March 31, aiming to significantly improve the situation of problem loans, especially issue of large troubled borrowers. Business environment of large troubled borrowers has been worsening after the bankruptcy of a large-scaled retailer and the terrorism in the United States last fall. Under such circumstances, the UFJ Group took drastic measures to support revitalization of corporate customers, including debt forgiveness.

Strict conditions are applied when the UFJ Group offers debt forgiveness to its customers, from the standpoint of economical rationality. Following 3 points are carefully reviewed before debt forgiveness is granted.

a) Collection of remaining portion of loans should be assured
b) Revitalization plan is rational and viable
c) Management of the company take responsibility

<Credit related expenses for Fiscal Year Ended March 31, 2002>(UFJ Bank and UFJ Trust Bank combined)

Billions of Yen

	Credit Related Expenses
Loan written-off	(572.4)
Net transfer to specific reserve	(673.8)
Losses on sales of loans to CCPC	(16.2)
Net transfer to reserve for contingent liabilities related to loans sold	(14.4)
Net loss on loans securitized / sold	(9.1)
Losses on Supporting Specific Borrowers	(100.1)
Net transfer to reserve for possible losses on support of specific borrowers	(402.7)
Net transfer to specific reserves for loans to refinancing countries	6.3
Sub-total	(1,782.6)
Credit Costs (Trust account)	(44.2)
Sub-total	(1,826.9)
Net transfer to general reserve	(107.0)
Total	(1,934.0)

The UFJ Group maintains adequate retained earnings even after posting Yen 2 trillion of credit related expenses, thanks to the Yen 629.6 billion of drawing down of statutory reserve.

Measures to resolve problem loan issue include not only making provisions for loan losses but also dealing with fundamental issues. The UFJ Group has been supporting large troubled borrowers with specialized department intensively working toward revitalizing these customers. With the drastic measure taken for the fiscal year ended March 31, the Group has mostly resolved the issues on large troubled borrowers. For other corporate customers, the Group is also gearing up support for revitalization or final disposal of loans to customers with no hope of revitalization. The UFJ Group is utilizing "Frontier Servicer", a group servicer company, and "UFJ Solution Consulting," a joint venture with Merrill Lynch established April, 2002, for final resolution of problem loans.

The UFJ Group will execute final disposal of problem loans that are classified as 'Doubtful' or lower, as given in the Emergency Economic Package and "Advanced-Reform Program."

<"Off-balancing" of problem loans (Doubtful or lower)>(UFJ Bank and UFJ Trust Bank combined)

Total "off-balancing," including those newly down-graded to doubtful or lower and "off-balanced" during the latter fiscal half ended March 31, 2002

Billions of Yen

	"Off-balanced" Amounts in 2nd Fiscal Half Ended Mar. 31, 2002
Liquidation	(8.6)
Reorganization	(21.3)
Sell-off	(156.9)
Write-offs	(16.8)
Collection, repayment	(221.4)
Business improvement concurrent with reorganization	(113.6)
Total	(538.9)

(3) Dividend Policy

1. Dividend policy for fiscal year 2001

The UFJ Holdings did not make dividend payment on its common stocks for the fiscal year 2001. It was indispensable for the UFJ Group to enhance financial soundness and to curtail cash outflows, under the circumstances that it posted red ink for the fiscal year due to implementing drastic measures for resolution of problem loans, and that business environment for banks are to be still harsh in the foreseeable future.

Dividend per Share for Fiscal Year Ending March 31, 2002

	Initial Forecast		Actual Payment
Common Stock	Yen 3,500	→	Yen 0
Preferred Shares	Defined amount for each class of shares		

2. Policy hereafter

The basic dividend policy at UFJ Holdings is as follows.

"From the standpoint of the public nature of a financial institution and maintenance of financial soundness, we believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves with due consideration for the enhancement of shareholders' value into the future."

We will give careful consideration on the specific dividend level hereafter in view of the earnings trend and financial soundness, based on the fundamental policy above.

(4) Measures to recover shortfall in net income, more than 30% of projection

The UFJ Group reported approximately Yen 2 trillion of credit related expenses in the fiscal year ended March 31, 2002, taking drastic measures for the problem loans issues. It resulted in shortfall in net income, more than 30% of the projection. At the same time, the Group has implemented measures to accelerate rationalization, enhance financial strength and improve profitability.
In line with these efforts, this time, the Group scrutinized the measures to improve its operational efficiency in order to recover such shortfall in income, and made the following new restructuring plan. By achieving the new plan, the Group expects further cost reduction totaling Yen 96.2 billion (personnel expenses Yen 62.9 billion, non-personnel expenses Yen 18.1 billion, other costs Yen 15.2 billion) in 5 years (FY 3/2003 – 3/2007), in addition to the "additional restructuring plan" announced in April 2001. This will enable the Group to further improve profitability, together with the integration effects that has already realized until now.
Also, in order to drastically reform its profitability, the Group will implement measures to enhance business competitiveness.

1. Consolidation and closure of domestic branches
   <Plan to Revitalize Management>
   Consolidation and closure of duplicated 68 branches in FY 3/2002 and 3/2003
   <Additional restructuring plan>
   Consolidation and closure of additional 40 branches (108 branches in total) by September 2003 (6 months acceleration)
   <New plan>
   Completion of consolidation and closure by March 2003 (additional 6 months acceleration)

2. Headcount
   Reduction of 1,000 employees in addition to the "additional restructuring plan" by March 31, 2005

3. Operating expenses
   <Personnel> (Billions of yen)

	5 year effect (FY 3/2003 – FY 3/2007
Additional reduction in headcount	27.1
Other measures, including scrutinizing salaries and bonuses	35.8

<Non-personnel> (Billions of yen)

	5 year effect (FY 3/2003 – FY 3/2007
6 months acceleration of consolidation and closure of domestic branches	0.3
Scrutinizing integration costs	17.8

<Impact of the new restructuring plan on earnings>

(Billions of yen)

	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)	FY 3/2003- 3/2007 (Aggregate)
Operating expenses	(24.7)	(17.1)	(14.3)	(81.0)
Personnel	(11.1)	(12.9)	(14.1)	(62.9)
Non-personnel	(13.6)	(4.2)	(0.2)	(18.1)
Extraordinary loss	(0.1)	(11.5)	(3.6)	(15.2)

<Earnings projection (Non-consolidated) >

<Shareholders' equity> (Billions of yen)

	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)
Total shareholders' equity	2,855.2	3,161.6	3,489.2
Capital Surplus	1,882.9	1,882.9	1,882.9
Other Capital Surplus	1,000.0	1,000.0	1,000.0
Legal Reserve	-	-	-
Retained earnings	74.6	74.6	74.6

<P/L> (Billions of yen)

	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)
Ordinary Profit	23.5	27.7	49.7
Dividends on Investments in Subsidiaries	23.5	27.7	49.7
Net Income	23.5	27.7	49.7

<Earnings projection (aggregation of subsidiary banks)>

<Shareholders' equity> (Billions of yen)

	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)
Total shareholders' equity	2,855.2	3,161.6	3,489.2
Capital Surplus	983.9	983.9	983.9
Other Capital Surplus	445.0	445.0	445.0
Legal Reserve	23.7	23.7	23.7
Retained earnings	160.9	467.3	795.0

<P/L> (Billions of yen)

	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)
Gross operating profit	1,239.2	1,452.0	1,479.0
Business Profit	610.0	844.9	891.8
Operating expenses	629.2	607.1	587.2
Personnel	240.9	223.0	206.8
Non-personnel	357.4	353.8	350.3
Credit costs	(480.0)	(200.0)	(180.0)
Ordinary profit	140.0	580.0	661.2
Net income	120.0	334.1	377.3

<Managerial indicators> (%)

	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)
Yield on interest-bearing liabilities	3.42	3.85	3.85
Expense ratio	0.91	0.88	0.85
Personnel expense ratio	0.35	0.32	0.30
Non-personnel expense ratio	0.52	0.52	0.52
Profit margin of funds	0.56	0.60	0.63
Profit margin between loans and deposits	1.08	1.21	1.27
ROE (business profit / shareholders' equity*)	16.55	28.08	26.82
ROA (business profit / total assets*)	0.74	1.01	1.06
BIS capital ratio	10.76	11.04	11.02

<Restructuring plan>

	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)
Number of employees	23,350	21,650	19,750
Head office and domestic branches	406	406	406
Personnel expenses (millions of yen)	240,900	223,000	206,800
Salary and compensation (millions of yen)	147,400	138,400	129,100
Average monthly salary (thousands of yen)	487	489	490
Non-personnel expenses excluding integration costs (millions of yen)	341,400	338,800	338,500
IT-related expenses (millions of yen)	119,900	127,700	139,200
Excluding IT-related expenses (millions of yen)	221,500	211,100	199,300
Non-personnel expenses (millions of yen)	357,400	353,800	350,300
Integration costs (millions of yen)	16,000	15,000	11,800

The Group expects the amount of retained earnings (aggregate of UFJ Holdings and its subsidiary banks) as of March 31, 2007 will be 1,665.1 billion yen, considering the negative impact of the credit related expenses amounting 2 trillion yen in the fiscal year ended March 31, 2002, the lower dividend level for common shares, and the effect of the financial measures taken during the fiscal year. It does not reflect the draw down of capital surplus, namely 1 trillion yen in UFJ Holdings and 445.0 billion yen in UFJ Bank.
By maintaining such retained earnings, the Group will be able to repurchase the public money preferred shares totaling 1,400 billion yen.
Followings are the projections of retained earnings:

<Plan to Revitalize Management> (Billions of yen)

FY 3/2002 (Plan)	FY 3/2003 (Plan)	FY 3/2004 (Plan)	FY 3/2005 (Plan)	FY 3/2006 (Plan)	FY 3/2007 (Plan)
407.6	593.8	834.8	1,125.4	1,488.4	1,851.4

<After reflecting financial results and various measures> (Billions of yen)

24.7	235.5	541.9	869.5	1,267.3	1,665.1

UFJ Holdings

(Supplementary Data)

Table 1-1 Financial Projection Summary (Non-consolidated)

1. Balance Sheets (Amounts of assets and liabilities are averages of periodic balances and of capital accounts are balances at end of period.)

(Billions of yen)

	Fiscal Year 3/2002 (Plan)	Fiscal Year 3/2002 (Actual)
Total assets	4,764.4	4,212.6
Loans and bills discounted	100.0	91.7
Securities	4,646.1	4,116.8
Total liabilities	350.0	322.3
Total stockholders' equity	4,491.2	3,957.3
Capital stock	1,000.0	1,000.0
Capital surplus	3,396.1	1,882.9
Other capital surplus	-	1,000.0
Legal surplus	0.0	-
Retained earnings	95.1	74.6
Treasury stock	-	(0.2)

2. Income Statements

	Fiscal Year 3/2002 (Plan)	Fiscal Year 3/2002 (Actual)
Ordinary Profit	95.1	75.1
Dividends received	95.1	73.9
Operating expenses	15.6	6.3
Personnel Expenses	6.8	2.8
Non-personnel expenses	5.1	3.2
Extraordinary profit	0.0	-
Extraordinary loss	0.0	-
Income before Income Taxes	95.1	75.1
Provision for Income Taxes	0.0	0.6
Income taxes (Deferred)	0.0	(0.1)
Net Income	95.1	74.6

3. Dividends

(Billions of yen; yen; %)

	Fiscal Year 3/2002 (Plan)	Fiscal Year 3/2002 (Actual)
Profit distributable as dividends	86.4	1,074.3
Cash dividends	-	15.6
Dividend per common stock	-	-
Dividend rate	-	0.96
Dividend payout ratio	-	20.97

4. Management Indicators

(%)

	Fiscal Year 3/2002 (Plan)	Fiscal Year 3/2002 (Actual)
Return on equity (net income / stockholders' equity*)	2.1	1.89
Return on assets (net income / total assets*)	2.0	1.77

* *Average Balance*

Table 1-2 Financial Projection Summary (Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

1. Balance Sheets (Average Balances except Shareholders' Equity) (Billions of yen)

	Fiscal Year 3/2000 Actual *(Note 1)*	Fiscal Year 3/2001 Actual *(Note 1)*	Fiscal Year 3/2002 Plan *(Note 2)*	Fiscal Year 3/2002 Actual
Total assets	84,720.6	90,654.7	82,530.0	90,986.5
Loans and bills discounted	52,984.6	52,259.8	53,630.0	49,351.9
Securities	14,954.6	18,776.5	12,230.0	19,954.7
Trading assets	2,699.4	3,429.5	2,560.0	4,217.9
Deferred tax assets (at the end of period)	1,020.3	1,060.0	830.0	1,457.5
Total liabilities	80,418.3	86,250.1	78,110.0	86,861.6
Deposits (including NCDs)	58,559.4	59,997.2	58,870.0	59,549.1
Bonds	-	-	-	0.0
Trading liabilities	1,764.3	2,206.7	1,750.0	2,368.8
Deferred tax liabilities (at the end of period)	-	-	-	0.0
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	166.0	128.6		76.2
Total stockholders' equity (at the end of period)	4,396.1	4,123.9	4,227.7	2,826.6
Capital stock	1,846.6	1,847.2	1,847.2	1,124.1
Capital surplus	1,635.8	1,636.4	1,636.4	1,098.2
Other Capital surplus	-	-	-	445.0
Legal surplus	195.1	206.6	227.3	23.7
Retained Earnings	470.1	229.2	312.5	(49.9)
Revaluation Reserve for Land, Net of Taxes	248.3	204.3	204.3	117.6
Net unrealized gains (Loss) on Available-for-Sale Securities, Net of Taxes	-	-	-	67.9

2. Income Statements (Billions of yen)

	Fiscal Year 3/2000 Actual *(Note 1)*	Fiscal Year 3/2001 Actual *(Note 1)*	Fiscal Year 3/2002 Plan *(Note 2)*	Fiscal Year 3/2002 Actual
Gross Operating Profit (before write-off)	1,228.7	1,276.5	1,349.0	1,362.9
Trust fees (before write-off)	132.5	95.9	95.3	113.4
Interest income	2,190.6	1,676.6	989.5	1,481.7
Interest expenses	1,296.2	796.8		546.4
Fees and commissions	137.9	169.9	166.4	165.0
Trading revenue	29.8	13.4	80.6	49.7
Other operating income	33.9	117.4	17.2	99.4
Bonds related income	0.4	49.1	(10.0)	59.2
Business Profit Before Net Transfer to General Reserve	575.7	621.3	675.0	710.0
Operating expenses	652.9	655.1	674.0	652.8
Personnel expenses *(Note 3)*	278.9	273.0	261.0	255.2
Non-personnel expenses *(Note 3)*	335.5	346.6	382.1	360.6
Less: Net transfer to General Reserve	10.1	212.4	-	107.0
Business Profit	565.7	408.9	675.0	603.0
Credit Costs *(Note 4)*	870.8	958.0	300.0	1,826.9
Gains (Losses) on Stocks and Other Equity Securities	680.5	374.0	100.0	(222.4)
Revaluation losses	82.8	46.8	-	465.3
Ordinary Profit (Keijo Rieki) *(Note 5)*	323.8	(267.0)	403.6	(1,539.0)
Extraordinary profit	8.2	71.6	-	96.7
Extraordinary loss	22.8	78.4	57.7	123.5
Income taxes (current)	60.5	17.9	138.3	0.7
Income taxes (deferred)	113.0	(71.6)		(420.1)
Net income	135.5	(220.1)	207.6	(1,146.4)

3. Dividends (Billions of yen; yen; %)

	Fiscal Year 3/ 2000 Actual*(Note1)*	Fiscal Year 3/ 2001 Actual*(Note1)*	Fiscal Year 3/ 2002 Plan *(Note 2)*	Fiscal Year 3/ 2002 Actual
Profit distributable as dividends	361.3	184.8	260.4	507.3
Cash dividends	57.6	37.2	126.8	
Dividend per common stock	860.0	430.0	2,320.0	
Dividend rate per common stock	0.8	0.6	2.3	
Dividend rate per preferred share (public fund portion)	0.8	0.8	0.8	
Dividend rate per preferred share (portion other than public funds)	1.7	1.7	1.7	
Dividend payout ratio	42.5	-	61.1	

4. Management Indicators *(note 6)* (%)

	Fiscal Year 3/ 2000 Actual*(Note1)*	Fiscal Year 3/ 2001 Actual*(Note1)*	Fiscal Year 3/ 2002 Plan *(Note 2)*	Fiscal Year 3/ 2002 Actual
Yield on Interest -earning Assets (A)	3.01	2.19	3.42	1.94
Loans and bills discounted (B)	2.18	2.21	2.69	1.93
Securities	1.89	1.51	1.78	1.56
Yield on interest-bearing liabilities (C)	2.62	1.85	2.97	1.50
Deposiots and others (including NCDs) (D)	0.67	0.86	0.94	0.50
Expense ratio (E)	0.94	0.93	0.98	0.94
Personnel expense ratio	0.40	0.38	0.38	0.36
Non-personnel expense ratio	0.48	0.50	0.56	0.52
Profit margin of funds (A) - (C)	0.39	0.33	0.45	0.44
Profit margin between loans and deposits (B) - (D) - (E)	0.57	0.42	0.77	0.48
Non interest income ratio	27.21	31.08	25.70	31.37
Return on equity (business profit / stockholders' equity*)	13.28	14.58	15.99	20.43
Return on assets (business profit / total assets*)	0.68	0.68	0.82	0.78

**Average Balance*

Note:

Note:

1 *Aggregate basis for three banks(Sanwa, Tokai and Toyo Trust)*
2 *Modified based on new restructuring plan, announced on April 2001*
3 *No adjustment for personnel and non-personnnel expenses through occurrence of entrustment expenses to holding company*
4 *Trust account loss indemnified caused by loans written-off has not been included since FY 2001*
5 *As other expenses, includes following municipal taxes (disputed): Yen 24.4 billion*
6 *From 'returns on funds' to 'net interest margin on deposits', the jointly operated designated money trust account and loans trust account are included. The expense ratio relates to funding business.*

Table 1-3 Earning Trends and Target of Trust Related Business

(Income) (Billions of yen)

	Fiscal Year 3/2000 (Actual)	Fiscal Year 3/2001 (Actual)	Fiscal Year 3/2002 (Plan)	Fiscal Year 3/2002 (Actual)
Gross Business Profit (A)	69.2	81.3	83.5	81.0
Securities Related Business	15.4	15.3	17.9	15.9
Corporate Agency Business	20.8	29.2	24.2	29.3
Pension Trusts	22.6	23.7	25.3	23.5
Real Estate Services	5.9	7.4	8.4	6.8
Securitization Business	1.3	1.7	2.4	2.6
Private Client Services	3.0	3.9	5.3	2.7

(Reference: Management Accounting Basis)

Expenses relating to (A) (B)	45.5	48.2	51.4	51.0
Personnel expenses	18.6	18.5	20.8	21.0
Non-personnel expenses	25.2	27.9	28.9	28.5

(A) - (B)	23.7	33.0	32.1	30.0

Table 1-4 Financial Projection Summary (Consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of yen)

	Fiscal Year 3/ 2000 Actual *	Fiscal Year 3/ 2001 Actual *	Fiscal Year 3/ 2002 Forecast	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Total assets	85,725.7	97,873.6		79,772.9	
Loans and bills discounted	53,729.7	54,624.2		46,024.6	
Securities	15,277.7	21,744.7		15,606.3	
Trading assets	2,096.8	4,405.8		2,680.2	
Deferred tax assets	1,020.4	1,109.6		1,458.2	
Minority interests	358.8	383.2		587.4	
Total liabilities	81,016.4	93,530.3		76,584.7	
Deposits (including NCDs)	58,724.1	64,942.6		57,159.8	
Bonds	-	-		-	
Trading liabilities	1,466.4	2,168.6		1,743.4	
Deferred tax liabilities	5.7	2.9		1.9	
Deferred tax liabilities related to revaluation reserve for land	166.0	128.6		83.9	
Total stockholders' equity	4,350.3	3,959.9		2,600.7	
Capital stock	1,846.6	1,847.2		1,000.0	
Capital surplus	1,635.8	1,636.4		1,266.6	
Revaluation Reserve for Land, Net of Taxes	248.2	204.3		130.6	
Net unrealized gains (losses) on available-for-sale securities, net of taxes	-	-		60.1	
Retained Earnings	634.6	413.4		254.2	
Treasury stock	(0.0)	(0.0)		(0.2)	

2. Income Statements (Billions of yen)

	Fiscal Year 3/ 2000 Actual *	Fiscal Year 3/ 2001 Actual *	Fiscal Year 3/ 2002 Forecast	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Total income	4,339.0	3,149.6	2,600.0	3,070.8	2,400.0
Interest income	2,293.5	1,845.7		1,652.3	
Trust fees	48.4	56.1		68.9	
Fees and commissions income	273.7	314.9		315.3	
Trading revenue	94.8	88.9		104.8	
Other operating income	406.6	231.2		508.8	
Other income	1,221.8	612.6		420.5	
Total expenses	3,961.7	3,419.7	3,500.0	4,674.5	2,220.0
Interest expenses	1,357.3	884.9	-	607.7	
Fees and commissions expenses	69.5	62.4		65.5	
Trading expenses	31.7	34.4		-	
Other operating expenses	372.2	114.6		373.6	
General and administrative expenses	764.6	770.1		855.2	
Other expenses	1,366.1	1,553.1		2,772.3	
Loans written-off	431.6	551.2		600.9	
Net transfer to loan loss reserves	107.8	453.3		834.9	
Net transfer to general reserve	7.4	222.4		120.8	
Net transfer to specific reserve	105.9	231.7		720.7	
Ordinary profit (*keijo rieki*)	377.2	(270.1)	(900.0)	(1,603.7)	180.0
Extraordinary profit	30.6	76.7		92.6	
Extraordinary losses	23.6	78.6		127.3	
Income before income taxes and minority interests	384.2	(272.0)		(1,638.4)	
Income taxes (current)	74.3	36.6		21.2	
Income taxes (deferred)	135.4	(96.8)		(455.7)	
Minority interests in net income	7.9	(0.0)		23.5	
Net income	166.5	(211.7)	(600.0)	(1,227.4)	130.0

* *Aggregated basis for three banks*

Table 2 BIS Capital Ratio

(Consolidated) (Billions of yen)

	Fiscal Year 3/ 2000 Actual *(Note 1)*	Fiscal Year 3/ 2001 Actual *(Note 1)*	Fiscal Year 3/ 2002 Plan	Fiscal Year 3/ 2002 Actual
Capital stock	1,831.3	1,842.3	1,000.0	927.0
Common stocks *(note 2)*	966.3	977.3	291.0	
Preferred shares (non-cumulative) *(note 2)*	865.0	865.0	709.0	
Preferred securities	286.1	303.9	285.0	529.9
Capital surplus	1,635.8	1,636.4	2,482.4	1,266.6
Net unrealized gains (losses) on Available for Sale Securities, Net of Taxes	-	-	-	-
Foreign Currency Transaction Adjustments	-	(136.6)	(164.3)	(37.8)
Retained Earnings	605.7	405.0	855.0	238.5
Others	71.5	50.7	49.3	33.0
Total of Tier I	4,430.7	4,101.9	4,507.4	2,957.3
deferred tax amount	*(1,014.7)*	*(1,106.6)*	-	*(1,456.2)*
Preferred shares (cumulative)	-	-	-	-
Preferred securities	-	-	-	-
Perpetual subordinated bonds	970.0	851.3	594.6	685.8
Perpetual subordinated loans	189.0	189.0	149.0	47.0
Unrealized Profits on Available-for-Sale Securities after 55% discount	37.1	-	-	50.5
Excess of Land Revaluation after 55% discount	186.3	149.8	185.0	96.6
Reserve for possible loan losses	442.9	681.5	440.5	640.6
Others	-	-	-	-
Total of Upper Tier II	1,825.7	1,871.7	1,369.1	1,520.7
Subordinated bonds with fixed maturity	820.7	805.8	801.6	969.6
Subordinated loans with fixed maturity	479.3	292.0	117.6	316.8
Others	-	-	-	-
Total of Lower Tier II	1,300.1	1,097.9	919.2	1,286.5
Total of Tier II	3,125.9	2,969.6	2,288.3	2,807.2
Tier III	-	-	-	-
Deduction	(115.5)	(144.2)	(61.0)	(103.9)
Total capital	7,441.3	6,927.3	6,734.7	5,660.6

(Billions of yen)

Risk-weighted assets	60,425.9	61,856.2	61,000.0	51,253.0
Balance sheet items	54,896.9	57,399.5	55,450.0	47,391.9
Off balance sheet items	4,986.9	3,795.5	5,000.0	3,317.7
Others *(Note 3)*	542.0	661.0	550.0	543.4

(%)

BIS risk adjusted capital ratio	12.31	11.19	11.04	11.04
Tier I Ratio	7.33	6.63	7.38	5.77

Note:

1 Aggregated basis for three banks

2 Unavailable since the Company's capital stocks cannot be splited into each class of stocks

3 Amount when market risk amount divided by 8%

Table 3 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Forecast	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Forecast
Retail Banking (UFJ Bank)	47.9	24.8	25.6	36.7
Gross operating profit	324.3	309.1	309.3	308.1
G&A Expenses	(276.4)	(284.3)	(283.7)	(271.4)
Corporate Banking (UFJ Bank)	243.8	271.2	267.9	282.3
Gross operating profit	452.9	471.2	466.9	477.0
G&A Expenses	(209.1)	(200.1)	(199.0)	(194.8)
Global Banking & Trading (UFJ Bank)	70.1	112.7	111.0	54.9
Gross operating profit	148.1	185.0	181.9	118.4
G&A Expenses	(78.0)	(72.2)	(70.9)	(63.5)
UFJ Trust Bank	97.4	127.8	120.5	111.0
Gross operating profit	187.3	215.1	207.7	196.0
G&A Expenses	(89.9)	(87.3)	(87.2)	(85.0)
Asset Management Group	-	-	-	-
Gross operating profit	-	-	-	-
G&A Expenses	-	-	-	-
Securities & Investment Banking Group	-	-	-	-
Gross operating profit	-	-	-	-
G&A Expenses	-	-	-	-
Other Divisions	162.1	138.5	185.1	125.1
Total business profit (gyomu jun-eki)	621.3	675.0	710.1	610.0

(Consolidated) (Billions of yen)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Forecast	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Forecast
Retail Banking (UFJ Bank)	49.3	26.0	27.4	43.3
Gross operating profit	348.7	348.4	349.4	352.9
G&A Expenses	(299.4)	(322.4)	(321.9)	(309.6)
Corporate Banking (UFJ Bank)	244.4	271.3	268.5	280.3
Gross operating profit	456.4	477.9	473.9	482.1
G&A Expenses	(212.0)	(206.5)	(205.3)	(201.8)
Global Banking & Trading (UFJ Bank)	110.9	153.6	153.2	67.3
Gross operating profit	240.4	281.4	280.3	141.3
G&A Expenses	(129.5)	(127.8)	(127.1)	(74.0)
UFJ Trust Bank	97.2	127.3	119.3	111.0
Gross operating profit	190.7	218.7	210.4	199.8
G&A Expenses	(93.5)	(91.4)	(91.1)	(88.8)
Asset Management Group	3.3	3.0	0.8	3.8
Gross operating profit	16.3	18.7	15.8	18.7
G&A Expenses	(13.0)	(15.6)	(15.0)	(14.9)
Securities & Investment Banking Group	4.5	12.1	8.0	10.2
Gross operating profit	56.0	63.6	61.5	57.5
G&A Expenses	(51.4)	(51.4)	(53.4)	(47.3)
Other Divisions	191.6	163.7	215.1	134.1
Total business profit (gyomu jun-eki)	701.2	757.0	792.3	650.0

Table 4 Restructuring Plans (Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

Number of Directors and Statutory Auditors, and Employees

	Fiscal Year 3/ 2000 Actual	Fiscal Year 3/ 2001 Actual	Including UFJ Holdings*	Fiscal Year 3/ 2002 Plan	Fiscal Year 3/ 2002 Actual
Number of directors and statutory auditors	44	28	36	32	29
Non full-time directors	6	5		8	8
Directors	30	16	20	22	19
Non full-time directors	2	0		6	6
Statutory auditors	14	12	16	10	10
Non full-time statutory auditors	4	5		2	2
Number of employees **	27,583	26,099	-	24,900	24,205

** Including directors and auditors who resigned in March 2001 and assigned as directors and auditors of UFJ Holdings, Inc. in April 2001*

*** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/ 2000 Actual	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Plan	Fiscal Year 3/ 2002 Actual
Head office and domestic branches*	544	531	517	517
Overseas bases**	31	29	26	19
(For reference) Overseas subsidiaries	28	23	18	17

* *The number excludes those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

Personnel Expenses

	Fiscal Year 3/ 2000 Actual	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Plan	Fiscal Year 3/ 2002 Actual
Personnel expenses (millions of yen)	278,915	273,007	261,000	255,278
Salaries and bonuses (millions of yen)	163,685	155,961	151,200	146,225
Average monthly salary (thousands of yen)	473	480	484	482

(Note) Average age is 37.2 years (as of March 31, 2002)

Remuneration and Bonuses for Directors and Statutory Auditors (Millions of yen)

	Fiscal Year 3/ 2000 Actual	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Plan	Fiscal Year 3/ 2002 Actual
Total remuneration and bonuses	1,395	1,010	690	556
Remuneration	1,350	1,008	689	555
Bonuses	44	2	1	1
Average remuneration and bonuses (for full-time)	26	25	25	20
Average retirement allowance	69	84	52	44

(Note) Including portion of corporate auditors. Also, under directors' bonuses, record aggregate of amount from profit distribution and 'employee portion' for directors who are concurrently 'employee.'

Non-Personnel Expenses (Millions of yen)

	Fiscal Year 3/ 2000 Actual	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Plan	Fiscal Year 3/ 2002 Actual
Non-personnel expenses* *(Excluding one off expenses from integration)*	335,473	346,687	354,500	355,593
System related expenses	83,303	91,285	117,200	119,017
Other than system related expenses	252,170	255,402	237,300	236,576

** Recorded on actual basis including leases*

Non-personnel expenses	335,473	346,687	382,100	360,667
One off expenses from integration	-	-	27,600	5,074

Table 5 Loans and Bills Discounted (Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Balance) (Billions of yen)

		FY 3/ 2001 Actual (A)	FY 3/ 2002 Plan (B)	FY 3/ 2002 Actual (C)	Ending and average balance ratio	FY 3/ 2003 Plan (D)
Domestic Loans	including impact loans	50,285.4	49,945.5	43,283.4		42,654.4
	excluding impact loans	47,994.4	47,921.8	41,945.7		41,766.7
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	23,730.4	23,424.6	19,618.0		19,495.0
	excluding impact loans	22,956.1	22,871.3	19,208.6		19,235.6
Loans guaranteed by credit guarantee associations		2,043.0	2,043.0	1,649.3		1,649.3
Loans to individuals (excluding loans to provide funds to run business)		9,074.1	9,474.1	9,231.3		9,531.3
Housing loans		7,233.2	7,733.2	7,565.8		8,165.8
Others		17,480.8	17,046.8	14,434.1		13,628.1
Overseas loans		3,855.2	3,855.2	3,090.8		3,090.8
Total		54,140.7	53,800.7	46,374.2		45,745.2

(Balances, excluding effects on table below) (Billions of yen)

		Fiscal Year 3/ 2002 Plan	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Plan
Domestic Loans	including impact loans	(170.0)	(4,490.4)	0.0
	excluding impact loans	50.0	(3,582.1)	450.0
Loans to small- & mid-sized companies *(note 1)*	including impact loans	(170.0)	(2,889.6)	300.0
	excluding impact loans	50.0	(2,524.7)	450.0

Notes:

1 Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants)
[Includes loans for business purposes for individuals]

	Plan during FY 2001 *(Note 8)*	Loans to small & mid-sized companies	Actual during FY 2001	Loans to small & mid-sized companies	Plan during FY 2002	Loans to small & mid-sized companies
Loans written-off *(Note 1)*	111.0	50.0	193.5	82.2	156.0	66.0
Loss on sales of loans to CCPC *(Note 2)*	19.0	19.0	99.2	98.8	15.0	15.0
Loans securitized *(Note 3)*	(216.0)	(104.0)	842.0	9.9	0.0	0.0
Partial direct written off *(Note 4)*	153.0	122.0	656.3	455.0	308.0	212.0
Loss on sales of assets to RCC *(Note 5)*	3.0	1.0	5.6	0.0	25.0	20.0
Bulk sales, etc *(Note 6)*	53.0	47.0	503.3	410.2	75.0	60.0
Others *(Note 7)*	0.0	0.0	209.0	166.7	0.0	0.0
Total	123.0	135.0	2,508.9	1,222.8	579.0	373.0

Notes:

1 Direct write-offs non-taxable.
2 Amount of final disposal relateing to loans sold to the Cooperative Credit Purchasing Company, Limited
3 Mainly securitization of normal loans
4 Partial direct write-offs implemented during this fiscal year
5 Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System
6 Losses concurrent with bulk sales of loans and other credit costs.
7 Amount of credit granting like subscription of private placement
8 Figures are cited from the Progress Report for the fiscal year ended March 2001.

Table 6 Loan Classification under the Financial Revitalization Law (Consolidated)

Banking account (Billions of yen)

	FY 3/ 2001*(Note 1)*		FY 3/ 2002*(Notes 2)*	
	(Non-consol.)	(Consol.)	(Non-consol.)	(Consol.)
Bankrupt and quasi-bankrupt	618.0	783.8	592.0	673.9
Doubtful	1,020.8	1,153.7	2,831.4	2,945.8
Sub-standard	912.2	970.7	2,922.4	2,976.2
Normal	55,505.0	55,588.6	43,434.8	43,466.3

Trust account (Billions of yen)

	FY 3/ 2001*(Note 1)*		FY 3/ 2002*(Notes 2)*	
	(Non-consol.)	(Consol.)	(Non-consol.)	(Consol.)
Bankrupt and quasi-bankrupt	43.2	43.2	35.8	35.8
Doubtful	41.8	41.8	37.1	37.1
Sub-standard	34.1	34.1	63.2	63.2
Normal	1,469.1	1,469.1	1,080.7	1,080.7

Reserves (Billions of yen)

	FY 3/ 2001*(Note 1)*		FY 3/ 2002*(Note 2)*	
	(Non-consol.)	(Consol.)	(Non-consol.)	(Consol.)
General reserve	632.8	681.5	741.8	791.2
Specific reserve	501.3	659.9	755.3	874.7
Specific reserve for loans to refinancing countries	12.1	11.7	5.9	5.2
Total loan loss reserve	1,146.3	1,353.2	1,503.2	1,671.2
Reserve for contingent liabilities related to loans sold	117.7	124.5	49.4	56.7
Reserve for supporting specific borrowers	32.7	-	614.1	579.1
Sub total	1,296.8	1,477.8	2,166.7	2,307.1
Special reserve for Loan Trust	18.7	18.7	14.0	14.0
Reserve for possible impairment of principal	-	-	-	-
Sub total	18.7	18.7	14.0	14.0
Total	1,315.5	1,496.6	2,180.8	2,321.2

Note: *1. Consolidated and non-consolidated figures are simple aggregate of three banks.*
2.Non-consolidated figures are simple aggregate of UFJ Bank and UFJ Trust Bank.

Table 7 Risk Monitored Loans (Consolidated)

Banking account (Billions of yen; %)

	FY 3/ 2001 (Non-consol.)	FY 3/ 2001 (Consol.)	FY 3/ 2002 (Non-consol.)	FY 3/ 2002 (Consol.)
Loans to bankrupt companies (A)	199.7	212.2	133.6	147.2
Partial direct write-offs	(359.8)	(384.6)	(488.6)	(524.8)
Other delinquent loans (B)	1,332.9	1,604.5	3,131.7	3,307.5
Loans past due 3 months or more (C)	90.0	96.7	79.2	82.9
Restructured loans (D)	822.2	874.0	2,843.2	2,893.2
Loans with concessionary reduction of interest	87.0	87.0	98.4	98.4
Loans with concessionary rescheduling of interest payment	3.9	3.9	3.0	3.0
Loans with concessionary support to borrowers	245.4	245.4	238.5	238.5
Loans with concessionary rescheduling of principal repayment	471.0	488.0	2,503.0	2,503.0
Others	14.8	49.6	0.2	50.2
Total (E) = (A) + (B) + (C) + (D)	2,444.9	2,787.6	6,187.8	6,431.0
Ratio : (E) / total loans	4.66%	5.10%	13.73%	13.96%

Trust account (Billions of yen; %)

	FY 3/ 2001 (Non-consol.)	FY 3/ 2001 (Consol.)	FY 3/ 2002 (Non-consol.)	FY 3/ 2002 (Consol.)
Loans to bankrupt companies (A)	20.1	20.1	14.9	14.9
Partial direct write-offs	(11.7)	(11.7)	(3.7)	(3.7)
Other delinquent loans (B)	65.6	65.6	59.9	59.9
Loans past due 3 months or more (C)	0.9	0.9	2.0	2.0
Restructured loans (D)	32.5	32.5	59.3	59.3
Loans with concessionary reduction of interest	1.2	1.2	2.9	2.9
Loans with concessionary rescheduling of interest payment	0.0	0.0	0.1	0.1
Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
Loans with concessionary rescheduling of principal repayment	16.8	16.8	56.2	56.2
Others	14.4	14.4	0.0	0.0
Total (E) = (A) + (B) + (C) + (D)	119.2	119.2	136.2	136.2
Ratio : (E) / total loans	7.51%	7.51%	11.19%	11.19%

Note:

1. Consolidated and non-consolidated figures of March 31, 2001 are simple aggregate of three banks.

2.Non-consolidated figures of March 31, 2002 are simple aggregate of UFJ Bank and UFJ Trust Bank.

Table 8 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	FY 3/2000 Actual	FY 3/2001 Actual	FY 3/2002 Actual	FY 3/2003 Forecast
Credit costs (A)	866.7	958.0	1,826.9	
Banking account	782.6	918.2	1,782.6	
Net transfer to specific reserve	57.2	231.1	673.8	
Loans written-off and others (C)	628.3	606.9	698.0	
Loans written-off	394.6	501.9	572.4	
Loss on sales of loans to CCPC	23.4	26.9	16.2	
Loss on sales of assets to RCC	2.1	0.1	0.0	
Loss on sales of other loans	18.5	33.7	9.1	
Loss on supporting specific customers	189.5	44.1	100.1	
Transfer to reserve for contingent liabilities related to loans sold	18.9	27.5	14.4	
Transfer to reserve for possible losses on support of specific borrowers	83.4	26.4	402.7	
Transfer to specific reserve for loans to refinancing countries	(5.3)	(0.4)	(6.3)	
Others (D)	-	26.6	-	
Trust account	84.1	39.8	44.2	
Loans written-off and others (E)	84.1	39.8	44.2	
Loans written-off	80.1	32.3	41.3	
Loss on sales of loans to CCPC	3.1	7.2	2.9	
Loss on sales of assets to RCC	-	-	-	
Loss on sales of other loans	0.8	0.2	-	
Net transfer to general reserve (B)	10.1	212.4	107.0	
Total (A) + (B)	876.9	1,170.5	1,934.0	480.0
<For reference>				
Direct write-offs through reversal of loan loss reserve (F)	923.6	379.2	273.6	
Gross direct write-offs (C) + (D) + (E) + (F)	1,636.1	1,052.7	1,016.0	

Note: Figures for FY March 31, 2000 and 2001 are simple aggregate of three banks. Figures for FY March 31, 2002 are simple aggregate of UFJ Bank and UFJ Trust Bank.

(Consolidated) (Billions of yen)

	FY 3/2000 Actual	FY 3/2001 Actual	FY 3/2002 Actual	FY 3/2003 Forecast
Credit costs (A)	900.1	1,003.0	1,954.4	
Banking account	816.0	963.2	1,910.2	
Net transfer to specific reserve	105.9	231.7	720.7	
Loans written-off and others (C)	659.3	677.8	757.7	
Loans written-off	425.5	545.0	600.9	
Loss on sales of loans to CCPC	23.4	26.9	16.2	
Loss on sales of assets to RCC	2.1	0.1	0.0	
Loss on sales of other loans	18.5	61.4	40.3	
Loss on supporting specific customers	189.5	44.1	100.1	
Transfer to reserve for contingent liabilities related to loans sold	18.9	27.8	13.9	
Transfer to reserve for possible losses on support of specific borrowers	37.1	-	424.5	
Transfer to specific reserve for loans to refinancing countries	(5.3)	(0.8)	(6.7)	
Others (D)	-	26.6	-	
Trust account	84.1	39.8	44.2	
Loans written-off and others (E)	84.1	39.8	44.2	
Loans written-off	80.1	32.3	41.3	
Loss on sales of loans to CCPC	3.1	7.2	2.9	
Loss on sales of assets to RCC	-	-	-	
Loss on sales of other loans	0.8	0.2	-	
Net transfer to general reserve (B)	7.4	222.4	120.8	
Total (A) + (B)	907.5	1,225.5	2,075.3	
<For reference>				
Direct write-offs through reversal of loan loss reserve (F)	1,074.8	415.1	332.3	
Gross direct write-offs (C) + (D) + (E) + (F)	1,818.3	1,159.3	1,134.3	

Note: Figures for FY March 31, 2000 and 2001 are simple aggregate of three banks.

Table 9 Resources for Disposal of Problem Loans

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	FY 3/ 2000 Actual	FY 3/ 2001 Actual	FY 3/ 2002 Actual	FY 3/ 2003 Forecast
Net business profit before provision for general reserve	575.8	621.3	710.0	610.0
Gains/losses on bonds	0.3	49.1	59.2	
Net gains/losses on stocks	680.5	374.0	(223.2)	
Net gains/losses on sale of premises	(17.4)	(17.9)	(39.3)	
Retained earnings	-	1,086.0	376.7	
Others	-	-	-	
Total	1,238.8	2,063.6	824.2	610.0

Note:

Figures for FY March 31, 2000 and 2001 are simple aggregate of three banks. Figures for FY March 31, 2002 are simple aggregate of UFJ Bank and UFJ Trust Bank.

(Consolidated) (Billions of yen)

	FY 3/ 2000 Actual	FY 3/ 2001 Actual	FY 3/ 2002 Actual
Net business profit before provision for general reserve	575.8	621.3	710.0
Gains/losses on bonds	(1.6)	47.5	60.3
Net gains/losses on stocks	721.7	358.1	(194.9)
Net gains/losses on sale of premises	(17.4)	(16.5)	(45.5)
Retained earnings	-	1,462.2	679.4
Others	-	-	-
Total	1,280.0	2,425.2	1,149.0

Note:

Figures for FY March 31, 2000 and 2001 are simple aggregate of three banks.

Table 10 Bankruptcies During Fiscal Year
(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of yen)

	Internal credit rating as of one year prior to bankruptcy *(Note 3)*		Internal credit rating as of half year prior to bankruptcy *(Note 4)*	
	Number of Bankruptcies*(Note 2)*	Amount (Billions of Yen)	Number of Bankruptcies*(Note 2)*	Amount (Billions of Yen)
<1>	0	0.0	0	0.0
<2>	0	0.0	0	0.0
<3>	5	3.3	3	2.0
<4>	6	2.2	4	1.0
<5>	11	23.5	11	3.3
<6>	36	20.7	29	15.2
<7>	64	32.2	43	18.1
<8>	157	135.1	141	134.7
<9>	117	72.2	132	88.8
<10>	22	39.3	53	66.3
No rating *(Note 1)*	69	8.7	71	7.9

Notes:

1. Including (1) individuals and (2) companies to which the internal credit rating criteria does not apply.

2. Excluding cases less than 50 million yen in amount.

3. Bankruptcy from Apr. 2001 to Sept. 2001: Credit rating as of Setp. 2000
Bankruptcy from Oct. 2001 to Mar. 2002: Credit rating as of Mar. 2001

4. Bankrupcy from Apr. 2001 to Sept. 2001: Credit rating as of Mar. 2001
Bankruptcy from Oct. 2001 to Mar. 2002: Credit rating as of Sept. 2001

<For reference>

Loan Classification under the Financial Revitalization Law

(Billions of yen)

	Mar. 31 2002 Actual
Bankrupt and quasi-bankrupt	627.8
Doubtful	2,868.5
Sub-standard	2,985.7
Normal	44,515.6
Total	50,997.8

Table 11 Unrealized Profits and Losses on Securities
(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Securities) (Billions of yen)

	Mar. 31, 2002			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
HELD-TO-MATURITY Securities	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money Held in Trust	-	-	-	-
SUBSIDIARIES Securities	179.9	(14.8)	15.4	30.3
Bonds	-	-	-	-
Stock	153.7	(16.0)	5.3	21.3
Others	26.2	1.1	10.1	-
Money Held in Trust	-	-	-	-
Available-for-sale Securities	13,666.1	103.6	601.3	497.6
Bonds	7,705.8	10.4	21.5	11.0
Stock	4,474.3	98.8	531.9	433.1
Others	1,485.9	(5.6)	47.8	53.4
Money Held in Trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	302.9	226.3	(76.6)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 12 Unrealized Pfrofit and Losses on Securities (Consolidated)

(Securities) (Billions of yen)

	Mar. 31, 2002			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
HELD-TO-MATURITY Securities	25.9	0.0	0.0	0.0
Bonds	2.0	0.0	0.0	-
Stock	-	-	-	-
Others	23.9	0.0	0.0	0.0
Money Held in Trust	-	-	-	-
SUBSIDIARIES Securities	94.6	8.5	28.5	19.9
Bonds	-	-	-	-
Stock	73.6	2.1	18.5	16.4
Others	20.9	6.3	9.9	3.5
Money Held in Trust	-	-	-	-
Available-for-sale Securities	14,184.5	110.4	618.5	508.0
Bonds	7,930.1	12.4	23.9	11.4
Stock	4,411.7	104.7	542.5	437.8
Others	1,842.6	(6.7)	52.0	58.7
Money Held in Trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	330.1	259.9	(70.1)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 13 Off Balance Sheet Transactions (Consolidated)

(Billions of yen)

	Contract Amount/ Notional Principal Amount			Credit Risk Equivalent Amount		
	Mar. 31 2001*	Sept. 30 2001	Mar. 31 2002	Mar. 31 2001*	Sept. 30 2001	Mar. 31 2002
Financial futures	106,238.0	158,317.1	159,836.7	-	-	-
Interest rate swaps	181,460.5	175,839.8	177,062.7	3,134.1	3,389.7	2,970.0
Currency swaps	3,297.1	5,570.6	6,407.2	388.0	350.3	431.4
Foreign exchange futures	15,503.7	14,089.5	12,120.8	657.7	256.8	333.4
Interest rate options bought	7,165.5	7,895.8	11,894.3	74.2	80.3	78.9
Currency options bought	3,236.0	2,104.8	1,789.7	111.7	44.9	56.9
Other derivative instruments	17,612.0	14,453.4	23,839.8	59.1	33.1	41.3
Effect of netting	-	-	-	(2,634.9)	(2,536.2)	(2,435.1)
Total	334,513.2	378,271.3	392,951.4	1,790.1	1,619.2	1,477.0

<Based on the BIS standard and exchange transactions and contracts within 2 weeks are included.>

** Aggregated basis for three banks*

Table 14 Credit Composition (as of March 31, 2002)
(Combined figures of UFJ Bank and UFJ Trust Bank)

(Billions of yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent*	837.2	442.2	25.8	1,305.2
Credit cost	0.1	3.6	0.5	4.3
Credit risk amount	1.1	8.2	1.0	10.3

**Calculated using the current method based on BIS capital standards*